UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

May 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release and Material Change Report March 22, 2004

DESCRIPTION:

      Olympus Capital loans Company US$1.5 million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  May 3, 2004

By:                               “Doris Meyer”

                                        (Signature)

                                 Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

N E W S   R E L E A S E

Asia Pacific Resources – Q2 Investor Update

Substantially improved project economics

(Toronto, May 3, 2004) Asia Pacific Resources (APQ:TSX) has announced that, in view of rapidly rising potash prices and other factors, the Company has completed an update    of the economics of the Udon South Potash project published in June 2003 and found substantial improvement.

Prices for potash delivered into South China, which is expected to be APQ’ s primary market, are estimated to have increased from US$120/tonne in June 2003 to US$ 145/tonne in January, 2004, and up to US$ 163/tonne currently.

Based on estimated January prices of $145/tonne, current exchange rates, and shipping quotes ex-Bangkok, the Net Present Value (NPV) of the Company’s 90% interest in the project’s cashflow is approximately US$186 million and the project produces an internal rate of return (IRR) of 22.6%

Using the current price of US$ 163/t, the corresponding NPV increases to $US 291 million and the IRR increases to 27.8%.

In June 2003, Asia Pacific, using then current prices, calculated the Net Present Value for its share of project cashflow to be US$ 100 million and the IRR in a range of between 16% and 20%.

“Potash prices have improved significantly in the last 12 months as demand grows, particularly in Asia,” said John Bovard, President and CEO. “We see these increases as part of a long term trend. Total Asian demand is predicted to grow at between five and six per cent per annum over the next few years, while figures published by the Chinese Academy of Agricultural Sciences predict that Chinese demand will more than double over the next decade.

“Part of the increase in delivered prices into South East Asia results from the significant increase in shipping costs,” continued Mr. Bovard. “Because the Udon deposit lies in the heart of the Asian market, the increase in Asia Pacific’s shipping costs will be much less than the increase for competing suppliers. As shipping costs rise, the greater Asia Pacific’s cost advantage over its competitors will become.”

Asia Pacific Resources also announced that its subsidiary, Asia Pacific Potash Corporation (APPC), and the Department of Primary Industry and Mines (DPIM) have  agreed to suspend the arbitration proceedings related to the renewal of Special Prospecting Licenses for the Udon North project for a 60 day period to permit discussions between the two parties. Previously, Asia Pacific Resources had announced that it had filed applications for the extension of special prospecting licenses over the ground held under expiring prospecting licenses issued pursuant to the Concession Agreement and the Minerals Act. In December 2003, APPC received a letter from the DPIM which questioned APPC's right to extend or renew the special prospecting licenses.

“Our view is that APPC is fully entitled to tenure of the Udon North area pursuant to the provisions of the Concession Agreement, and we are pleased at the increased prospect of a near term resolution of this matter, “concluded John Bovard.

Important Notes regarding the Net Present Value calculation:

There is no widely published market information for potash sales prices in China: the Company has estimated the sales prices from a number of sources at an indicative delivered price (CFR) South China of $US145/tonne in January and $US 163 / tonne currently. The Company  estimates that its delivered cost to a South China port would have been $73 / tonne in January and currently would be $86 / tonne.  The Udon Mine is currently scheduled to go into production in 2008.

Asia Pacific Resources Ltd. shares are traded on the Toronto, Frankfurt and Stuttgart stock exchanges under the symbol APQ, and on the OTCBB under the symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources' current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Asia Pacific Resources Ltd.

Forbes West

Investor Relations

(416) 203-2200 or 1-888-655-5532

Email: forbes@sherbournegroup.ca